

August 18, 2025

Ben Hwang
Chief Executive Officer
Profusa, Inc.
626 Bancroft Way
Suite A
Berkeley, CA 94710

      Re: Profusa, Inc.
          Registration Statement on Form S-1
          Filed August 11, 2025
          File No. 333-289461

Dear Ben Hwang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Marc Rivera, Esq.